EXHIBIT 23.3
CONSENT OF DEGOLYER AND MACNAUGHTON

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-135193) of Range Resources Corporation and the related Prospectus of the use of the name DeGolyer and MacNaughton and of references to Degolyer and MacNaughton and to the inclusion of and references to our “Appraisal Report as of December 31, 2007 on Certain Interest owned by Range Resources Corporation”, or information contained therein. Provided, however, we are necessarily unable to verify the accuracy of the reserves and discounted present worth values contained therein because our estimates of reserves and discounted present worth have been combined with estimates of reserves and present worth prepared by other petroleum consultants.
DeGolyer and MacNaughton
Dallas, Texas
April 28, 2008